SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

COUNSEL CORPORATION

(Translations of registrant’s name into English)

Exchange Tower, Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      [X]           Form 40-F       [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [  ]           No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________]

COUNSEL

CORPORATION

THIRD

QUARTER

REPORT 2002

FOR THE PERIOD ENDING SEPTEMBER 30, 2002	3

REPORT TO SHAREHOLDERS

We are pleased to report Counsel Corporation’s consolidated results for the third quarter of 2002.

Counsel continues to make significant progress towards its strategic objectives as follows:

Communications

•	Our international and domestic long distance service provider, WorldxChange, has now completed its second consecutive quarter of operating profitability and third consecutive quarter of positive EBITDA, and we expect the trend to continue. The WorldxChange business, since its initial capitalization, has not required any additional funding from the Company.

•	We have entered into agreements to acquire the assets of RSL COM U.S.A., Inc. and the shares of Local Telecom Holdings LLC, subject to due diligence and regulatory approval. We expect these transactions to be completed in the fourth quarter. These transactions will add significant traffic to WorldxChange’s existing fixed cost network, allowing the cost of operations to be shared over a larger revenue base and thereby improving profitability.

•	We have completed negotiations with I-Link Corporation, our 60.2%-owned subsidiary and the parent of WorldxChange, which will see the Company’s ownership increase to 76.1% by exchanging US$26.6 million of advances and accrued interest, due from I-Link, into common shares. This restructuring will take effect after I-Link’s shareholders have approved certain corporate proposals at a meeting which is expected to occur in the first quarter of 2003.

•	I-Link’s litigation with Red Cube has been resolved on favorable terms. The arbitrator has dismissed all claims against I-Link with prejudice and determined that Red Cube had breached the agreements between the parties. I-Link has been awarded US$6.7 million in damages, plus costs incurred. Management is assessing how to realize on its award and will record income if and when amounts are collected.

Real Estate

•	We completed the acquisition of five income producing properties totaling 730,952 sq. ft. of gross leasable area for US$35.5 million, assuming mortgages of US$20.0 million. Included in this acquisition is a 13-acre site in Peterborough, Ontario for which a plan of development is underway.

Corporate

•	We have exited the medical products segment with the disposition of Sage BioPharma Inc., effective October 4, 2002, for net proceeds of $1.4 million. The results of Sage have been treated as discontinued operations in the quarter.

•	Gary Clifford has joined our management team as Chief Financial Officer.

For the quarter ended September 30, 2002, consolidated revenues from continuing operations were $31.4 million compared to $31.7 million in the second quarter and $35.4 million in third quarter of 2001. This quarterly decline in revenues is directly attributable to a shift in Counsel’s mix of communications services, toward retail and away from wholesale. The rationale for this shift is to develop a business with higher margins and a more loyal customer base, which will ultimately result in the optimization of network capacity.

Consolidated operating income continued to show improvements. Operating losses (comprised of earnings from continuing operations before gains and other income, other impairments and losses, interest, taxes, equity and minority positions) declined to $4.7 million from $5.8 million in the second quarter and $14.2 million in the third quarter of 2001.

We are excited about the prospects for Counsel as we focus our strategy to acquire, enhance, and grow healthy businesses in communications, real estate and seniors living. At the right time and on the right terms, Counsel will continue to exit from non-strategic investments and invest in our core businesses.

On behalf of the Board,

ALLAN SILBER
Chairman & Chief Executive Officer
November 21, 2002.

INTERIM MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002
(All dollar amounts are in US dollars, unless otherwise indicated)

This interim Management’s Discussion and Analysis (“MD&A”) of Counsel Corporation (“Counsel”, the “Company”) is based on the Company’s interim consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada and the guidance of the Canadian Institute of Public and Private Real Estate companies (“CIPREC”), and should be read in conjunction with the most recent annual MD&A, financial statements and the notes thereto. References to interim financial statements are to the unaudited consolidated financial statements of Counsel as at, and for the nine months ended, September 30, 2002.

SAFE HARBOUR STATEMENT

This MD&A report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, technological change that may impact the Company’s capital expenditures and results of operations, and competitive factors that may, among other matters impact revenue, operating costs, alter the timing and amount of the Company’s capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company’s currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

DEFINITIONS

The Company focuses its analysis on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are reconciled in the body of the Company’s unaudited consolidated statement of operations. Operating income (loss) is calculated as earnings from continuing operations before other gains, other losses and impairments, interest, taxes, equity in losses and minority interests.

RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform to the current presentation.

OVERVIEW

During the third quarter of 2002 the Company executed on its strategic plan, summarized by the following segment highlights:

Communications:

•	The Company’s long distance business, WorldxChange, has now completed its second consecutive quarter of operating profitability and the trend is expected to continue.

•	The Company has entered into purchase agreements to acquire the assets of RSL COM U.S.A. Inc. and the shares of Local Telecom Holdings LLC, subject to due diligence, regulatory approval and agreement on certain price adjustments. The Company expects these transactions to be completed in the fourth quarter. These transactions will add significant traffic to the Company’s existing fixed cost network allowing the cost of operations to be shared over a larger revenue base, improving profitability.

•	The Company completed negotiations with I-Link Corporation (“I-Link”), our 60.2% owned subsidiary, that will see the Company’s ownership increase to 76.1% by exchanging $26.6 million of advances and accrued interest due from I-Link into common shares. This transaction is conditional upon I-Link’s shareholder approval of certain corporate proposals, which approval is expected in the first quarter of 2003.

•	I-Link’s litigation with Red Cube has been resolved on favorable terms. The arbitrator has dismissed all claims against I-Link with prejudice and determined that Red Cube had breached the agreements between the parties. I-Link has been awarded $6.7 million in damages, plus costs incurred. Management is assessing how to realize on its award and will record income if and when amounts are collected.

Real Estate:

•	The Company completed the acquisition of five Income producing properties totaling 730,952 sq. ft. of gross leaseable area for $35.5 million, assuming mortgages of $20.0 million.

Corporate:

•	The Company exited the medical products business with the disposition of Sage Biopharma Inc. (“Sage”) effective October 4, 2002 for net proceeds of $1.4 million. The results of Sage have been treated as discontinued operations in the quarter.

•	Gary Clifford has joined our management team as Chief Financial Officer.

FINANCIAL CONDITION

Cash and cash equivalents and short-term investments declined by $10.5 million during the nine months ended September 30, 2002. The Company’s ongoing funding of the Communications platform, the acquisition of 730,952 square feet of income producing properties, the settlement of the Bergen Brunswig litigation, scheduled debt and capital lease payments, the re-purchase of the Company’s common shares for cancellation, and the purchase of property, plant and equipment accounted for the cash reductions. Proceeds on the sale of short-term investments, a reduction in the day sales outstanding (“DSO”), and cash flow from real estate operations contributed to increases in the cash balance during the nine months ended September 30, 2002. Prepaid expense and deposits increased as the Company made a deposit and incurred costs relating to potential acquisitions, and gave recognition to a deposit relating to its long distance business that could not previously be validated. Income producing properties primarily include Counsel’s five properties acquired in July 2002. Property, plant and equipment declined as the Company recorded $6.2 million in depreciation charges, and $2.9 million in impairment charges. The impairment related to a decision to close some network switching sites and adopt the use of the soft switch technology developed internally at I-Link. Further it was determined that the future use of excess fiber was no longer required. These declines were offset primarily by the acquisition of new network equipment. Accounts payable and accrued liabilities declined as the Company settled amounts under the Bergen Brunswig litigation and revised its estimates of liabilities associated with the acquisition of the long distance business. Mortgages and loans payable increased due to the assumption of mortgages on the acquisition of income producing properties.

The Company remains financially sound with over $17 million in cash equivalents and short-term investments. Management expects operating losses in the communications platforms to cease by the first quarter of 2003. Real estate operations have been cash flow positive from the outset. The operations of seniors living are expected to remain cash flow neutral. Management’s strategy is to continue to monetize its position in its various investments on acceptable terms in order to provide capital to make acquisitions in support of the Company’s communications and real estate platforms.

CASH FLOW ANALYSIS

For the nine months ended September 30, 2002 cash and cash equivalents decreased by $10.5 million. In addition to funding operations, significant outflows included the ongoing funding of the communications business, the acquisition of real estate utilized $15.5 million, $9.8 million was invested in short-term investments, $6.6 million was used to reduce accounts payable and accrued liabilities, $3.4 million was used for deposits and costs related to contemplated acquisitions, $3.0 million related to scheduled debt and capital lease payments, $1.3 million was paid as interest payments on the convertible debentures, $1.5 million was used to acquire capital equipment, $0.9 million was spent to re-purchase shares of the Company for cancellation. Outflows were primarily offset by proceeds on the sale of short-term investments totaling $39.4 million, a reduction in accounts receivable of $4.6 million, and proceeds on the sale of capital equipment totaling $0.7 million.

Management plans to use excess cash to support its operating companies and to pursue acquisitions in the communications and real estate segments.

RESULTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2002

The following table highlights quarterly results in 000’s of US dollars from continuing operations for the last seven quarters:

	2001	2001	2001	2001	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Revenues
Canada	$7,688	$7,734	$7,662	$7,741	$8,063	$8,414	$9,463
United States	2,595	15,705	27,690	27,983	26,243	23,280	21,958

	10,283	23,439	35,352	35,724	34,306	31,694	31,421
Cost of revenues	2,315	14,149	23,298	19,754	15,964	14,156	12,433
Selling, general and administration	11,308	15,978	20,192	30,104	20,876	18,558	19,657
Research and development	357	524	434	306	382	465	317
Provision for doubtful accounts	17	1,269	1,278	1,469	1,493	1,203	1,137
Depreciation and amortization	1,210	3,496	4,353	3,974	3,118	3,099	2,531

Operating income (loss)	(4,924)	(11,977)	(14,203)	(19,883)	(7,527)	(5,787)	(4,654)
Gains and other income:
Short term investments	8,727	2,171	26,861	4,937	26,679	821	224
Portfolio investments	64	–	–	–	–	–	–
Sales of subsidiary	–	–	–	589	–	–	–
Retirement of debt	–	–	–	1,093	–	–	628
Property, plant and equipment	–	–	3,373	–	–	–	–
Other	–	–	–	59	–	–	941
Impairments and other losses:
Write-down of investment	–	–	7,036	3,923	–	–	–
Write-down of goodwill	–	–	8,040	–	–	–	–
Short term investments	–	–	–	–	136	2,655	1,201
Portfolio investments	–	8,869	1,464	–	–	–	640
Property, plant and equipment	–	–	–	–	1	1,863	1,336

Operating income (loss) adjusted for other gains/losses	$3,867	$(18,675)	$(509)	$(17,128)	$19,015	$(9,484)	$(6,038)

Revenues

Consolidated revenues from continuing operations for the quarter ended September 30, 2002, totaled $31.4 million, a decrease of $4.0 million from the $35.4 million recognized during the third quarter of 2001 and a decrease of $0.3 million from the $31.7 million recognized during the second quarter of 2002. Lower revenue in communications due to reductions in the rate per minute continued this past quarter. The Company is substantially margin-protected due to the structure of its carrier contracts on network traffic. Management has recently launched new programs targeted at growing the subscriber base by shifting its focus toward “1+” customers and by revising its channel strategy. On a year to date basis, revenues were $97.4 million compared to $69.1 million in 2001. The increase of $28.3 million primarily relates to the nine-month inclusion of the communication business in 2002 versus a four-month inclusion in 2001. Management is pleased with the consistency in network utilization by our customer base. Subscriber loyalty at WorldxChange can be attributed to its focus on competitive pricing combined with a high Quality of Service (“QoS”).

Operating income (loss)

Operating loss was $4.7 million in the third quarter, an improvement of $9.5 million over the $14.2 million loss incurred during the third quarter of 2001 and an improvement of $1.1 million from the $5.8 million reported during the second quarter of 2002. Positive operating income at the Company’s long distance and real estate businesses accounted for the improvement. On a year-to-date basis, operating loss was $18.0 million down from $31.1 million in 2001. The improvement relates to the efforts of management in bringing efficiency to the operation of its communication businesses.

Other gains

The Company realized a large amount of the embedded value in its short-term investments with the sale of its holding in AmeriSource Bergen. An additional gain was recorded relating to certain assets in its long distance business which were unrecorded at the time of the acquisition. The Company has also discharged a liability estimated on the acquisition of WorldxChange resulting in a $0.6 million gain. Offsetting these gains were impairment charges relating to short-term investments, portfolio investments and property, plant and equipment.

Interest expense

The Company records interest expense from mortgages, loans, the liability element of its convertible debentures and its revolving demand facility. Each debt instrument has different terms, interest rates and maturity dates. $33.7 million of the Company’s mortgages and loans payable is denominated in Canadian dollars, while $10.5 million is denominated in US dollars. The increase in interest for the quarter related to the assumption of $20.0 million in mortgages as part of the Company’s acquisition of five income-producing properties and a property held for development. On a year to date basis, interest expense was $3.0 million compared to $3.3 million in 2001.

Income taxes

The Company records minimal taxation liabilities in the accounts based on unrecorded tax assets relating to operating and non-operating tax losses in various jurisdictions from previous periods. At September 30, 2002, the Company has $74.0 million of operating losses and $21.0 million of capital losses available for future use.

Non-controlling interest

The Company owns less than 100% of some of its subsidiaries. Non-controlling interest is the accounting mechanism that eliminates from the Company’s earnings the profit and or loss attributable to minority partners. No minority interest is recorded in the books of Counsel because the equity interest of minority partners is in a deficit position and they are not obligated to fund losses.

Discontinued operations

The Company disposes of operating segments from time to time.

In May 2002, the Company settled the final payment due under the definitive agreement with the purchaser regarding the disposition of its pharmaceutical products business in 2001. During the course of the settlement, the purchaser disputed certain payments regarding inventories as set out in the agreement. The Company has assessed the impact of this dispute and has written down its receivable from the purchaser. The loss from discontinued operations in the second quarter regarding this disposal was $0.4 million, inclusive of an income tax recovery of $0.2 million.

In the third quarter, the Company adopted a formal plan of disposal and entered into an agreement for the disposition of its medical products segment that closed on October 4, 2002. The net proceeds on the disposition were approximately $1.4 million, which resulted in a third quarter loss on disposition of $0.4 million. In the second quarter, upon adoption of a new accounting pronouncement relating to goodwill and intangibles, the Company recorded a $1 million charge for impairment against the goodwill of this business. This charge was recorded as an adjustment to retained earnings at January 1, 2002.

A summary of the carrying value of the assets and liabilities of discontinued operations can be found in note 8 of the interim consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	September 30	December 31
	2002	2001
(In 000’s of US$)	(Unaudited)	(Audited – note 1)

ASSETS
Current assets
Cash and cash equivalents	$14,109	$24,624
Short-term investments	3,033	8,932
Accounts receivable (less allowance for doubtful accounts of $842; 2001 – $2,198)	14,173	20,053
Income taxes recoverable	2,206	2,202
Future income taxes	125	970
Prepaid expenses and deposits	9,106	5,975
Assets of discontinued operations (note 8)	3,665	9,678

	46,417	72,434
Long-term assets
Income producing properties, net (note 5)	34,821	–
Real estate property under development	2,963	2,433
Loans and mortgage	9,448	9,221
Portfolio investments	3,927	3,219
Property, plant and equipment, net	33,096	43,226
Goodwill	284	3,368
Acquired technology, net	7,530	9,969

	$138,486	$143,870

LIABILITIES
Current liabilities
Accounts payable	$4,586	$10,719
Accrued liabilities	18,749	26,262
Current portion of deferred revenue	623	2,563
Current portion of mortgages and loans payable (note 9)	10,992	10,508
Current portion of capital leases	3,292	3,034
Liabilities of discontinued operations (note 8)	2,424	3,763

	40,666	56,849
Long-term liabilities
Deferred revenue	337	768
Mortgages and loans payable (note 9)	33,259	14,690
Capital leases	4,790	6,986
Convertible debentures payable	3,736	4,801
Future income taxes	34,362	23,282

	117,150	107,376

Commitments, guarantees, and contingencies (note 10)

Shareholders’ equity	21,336	36,494

	$138,486	$143,870

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the period ended September 30

	Capital Stock
				Equity
				Component
	No. of			of Convertible	Retained
	Common		Contributed	Debentures	Earnings	Total
(In 000’s of US$) (Unaudited)	Shares	Amount	Surplus	Payable	(Deficit)	Shareholders’
	(In 000’s)					Equity

Balance – December 31, 2000	23,937	$109,452	$2,711	$44,042	$(51,702)	$104,503
Common shares purchased for cancellation	(1,034)	(4,149)	2,094	–	–	(2,055)
Accretion of equity component of debentures payable	–	–	–	2,369	(2,369)	–
Gain on retirement of debentures payable net of income taxes	–	–	1,941	(4,523)	–	(2,582)
Net loss	–	–	–	–	(39,304)	(39,304)

Balance – September 30, 2001	22,903	105,303	6,746	41,888	(93,375)	60,562
Common shares purchased for cancellation	(410)	(2,451)	1,784	–	–	(667)
Accretion of equity component of debentures payable	–	–	–	790	(790)	–
Gain on retirement of debentures payable net of income taxes	–	–	353	(845)	–	(492)
Net loss	–	–	–	–	(22,909)	(22,909)

Balance – December 31, 2001	22,493	102,852	8,883	41,833	(117,074)	36,494
Adjustment related to the adoption of new accounting pronouncement (note 3)	–	–	–	–	(1,000)	(1,000)

Restated balance – December 31, 2001	22,493	102,852	8,883	41,833	(118,074)	35,494
Common shares purchased for cancellation	(492)	(2,250)	1,305	–	–	(945)
Accretion of equity component of debentures payable	–	–	–	2,270	(2,270)	–
Net loss	–	–	–	–	(13,213)	(13,213)

Balance – September 30, 2002	22,001	$100,602	$10,188	$44,103	$(133,557)	$21,336

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months		For the nine months
	ended September 30		ended September 30
(In 000’s of US$, except share and per share amounts)
(Unaudited)	2002	2001	2002	2001

Revenues
Communication services	$21,535	$25,742	$69,014	$40,902
Communication technology licensing	321	1,420	2,790	3,310
Seniors living services	8,079	7,965	23,790	23,627
Income producing properties	1,486	–	1,639	–
Technology services	–	225	188	1,235

	31,421	35,352	97,421	69,074

Cost of revenues
Communication services	12,433	22,989	42,295	38,959
Technology services	–	309	258	803

	12,433	23,298	42,553	39,762

Operating expenses
Selling, general and administrative	19,657	20,192	59,091	47,478
Research and development	317	434	1,164	1,315
Provision for doubtful accounts	1,137	1,278	3,833	2,564
Depreciation and amortization	2,531	4,353	8,748	9,059

	23,642	26,257	72,836	60,416

Operating loss	(4,654)	(14,203)	(17,968)	(31,104)
Gains and other income:
Short-term investments	224	26,861	27,724	37,759
Portfolio investments	–	–	–	64
Property, plant and equipment	–	3,373	–	3,373
Other	1,569	–	1,569	–
Impairments and other losses:
Write-down of investments	–	–	–	7,036
Impairment of goodwill	–	8,040	–	8,040
Short-term investments	1,201	–	3,992	–
Portfolio investments	640	8,500	640	10,333
Impairment of property, plant and equipment	1,336	–	3,200	–

Earnings (loss) before undernoted	(6,038)	(509)	3,493	(15,317)
Equity in losses of significantly influenced companies	–	(761)	–	(5,582)
Interest income	76	294	369	1,582
Interest expense	(1,083)	(1,182)	(2,954)	(3,323)

Earnings (loss) before income taxes	(7,045)	(2,158)	908	(22,640)
Provision for income taxes	447	9,211	11,940	14,641
Non-controlling interest	–	(243)	64	(1,498)

Loss from continuing operations	(7,492)	(11,126)	(11,096)	(35,783)
Discontinued operations (note 8)	(868)	(1,648)	(2,117)	(3,521)

Net loss	$(8,360)	$(12,774)	$(13,213)	$(39,304)

Loss per share
Loss from continuing operations	$(0.37)	$(0.52)	$(0.60)	$(1.65)
Loss from discontinued operations	(0.04)	(0.07)	(0.10)	(0.15)

Net loss per share	$(0.41)	$(0.59)	$(0.70)	$(1.80)

Weighted average number of common shares outstanding (000’s)	22,149	22,903	22,247	23,088

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months		For the nine months
	ended September 30		ended September 30

(in thousands of US$) (Unaudited)	2002	2001	2002	2001

Cash provided by (used in)
Operating activities
Loss from continuing operations	$(7,492)	$(11,126)	$(11,096)	$(35,783)
Non-cash items included in loss:
Future income taxes	795	10,022	12,135	14,707
Amortization of deferred revenue	(473)	(1,309)	(2,371)	(2,151)
Depreciation of property, plant and equipment	1,891	2,338	6,188	4,889
Impairment of property, plant and equipment	1,070	–	2,934	–
Loss on sale of property, plant and equipment	266	–	266	–
Amortization of goodwill and intangible assets	640	2,015	2,560	4,170
Impairment of goodwill	–	8,040	–	8,040
Gain on sale of short-term investments	(224)	(26,861)	(27,724)	(37,759)
Loss on sale of portfolio investments	61	–	61	–
Equity in losses of significantly influenced corporations	–	761	–	5,582
Write-down of short term investments	1,201	–	3,992	–
Write-down of portfolio investments	579	8,500	579	17,369
Gain on sale of senior living facilities	–	(3,373)	–	(3,373)
Gain on sale of other assets	–	(63)	–	(127)
Discharge of lease liability and recognition of deposits	(1,569)	–	(1,569)	–
Accretion of liability component of debentures payable	72	132	217	396
Non-controlling interest	–	(243)	64	(1,498)
Proceeds on sale of short-term investments	1,743	35,563	39,383	52,240
Proceeds on sale of portfolio investments	88	–	88	–
Unrealized foreign exchange loss	372	–	654	–
Cash used in discontinued operations	(901)	(753)	(568)	(3,684)
(Increase) decrease in accounts receivable	560	416	4,550	(3,196)
(Increase) decrease in income taxes recoverable	125	(760)	(4)	(63)
(Increase) decrease in loans and mortgage, prepaid expenses and deposits	(145)	(6,346)	(3,968)	(10,365)
Increase (decrease) in accounts payable and accrued liabilities	(2,551)	4,248	(6,554)	(946)

	(3,892)	21,201	19,817	8,448

Investing activities
Investment in significantly influenced corporations	–	(684)	–	(2,502)
Increase in portfolio investments	–	–	(500)	–
Proceeds on sale of seniors living facilities	–	7,006	–	7,006
Purchase of short-term investments	–	–	(9,807)	(2,909)
Proceeds on sale of property, plant and equipment	691	–	691	–
Purchases of property, plant and equipment	(611)	–	(1,488)	–
Acquisition of income producing properties	(15,505)	–	(15,505)	–
Acquisition of communications businesses	–	–	–	(17,884)
Acquisition of software sales and services business	–	–	–	(845)
Loans and mortgage – lending	–	–	(398)	(7,210)
Loans and mortgage – repayments	250	279	250	646
Discontinued operations	185	10,366	1,911	39,353

	(14,990)	16,967	(24,846)	15,655

Financing activities
Note payable – repayment	–	(3,334)	–	(10,000)
Mortgages and loans payable – borrowings	1,308	–	3	–
Mortgages and loans payable – repayments	(921)	(7,562)	(1,024)	(8,185)
Capital lease repayments	(616)	(181)	(1,937)	(404)
Common shares purchased for cancellation	(556)	–	(945)	(2,055)
Retirement of debentures payable	–	–	–	(4,122)
Settlement of minority interest	–	–	(308)	–
Decrease in liability component of debenture payable	–	–	(1,282)	–
Discontinued operations	(20)	–	7	–

	(805)	(11,077)	(5,486)	(24,766)

Increase (decrease) in cash and cash equivalents	(19,687)	27,091	(10,515)	(663)
Cash and cash equivalents – beginning of period	33,796	24,466	24,624	52,220

Cash and cash equivalents – end of period	$14,109	$51,557	$14,109	$51,557

Supplemental disclosure of cash flow information:
Cash paid during the period
Interest	$990	$959	$3,750	$4,006
Income tax	10	–	69	(11)
Equipment acquired under capital lease	–	723	–	9,723
Telecommunication shares acquired on exchange of investment	–	–	–	11,908
Mortgages assumed on acquisition of income producing properties	20,007	–	20,007	–

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

1.  Basis of presentation

The consolidated financial statements of Counsel Corporation (the “Company”) are prepared in accordance with accounting principles generally accepted in Canada and are presented in United States (“US”) dollars. These interim consolidated financial statements should be read in conjunction with the most recent audited annual financial statements, as at December 31, 2001, and the notes thereto. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. The interim consolidated financial statements conform in all material respects to the requirements of generally accepted accounting principles for interim financial statements and accordingly do not contain all of the note disclosures found in annual financial statements. The interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent audited annual financial statements, except as outlined in notes 2 and 3.

In regard to the adoption of new accounting requirements and the adoption of additional accounting policies pursuant to the Company’s entry into the real estate operating segment, as set out in Note 2, the Company’s accounting policies and its financial disclosures are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPREC”).

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

2.  Additional significant accounting policies

Real estate

The Company now operates a real estate segment pursuant to the acquisitions on July 3, and July 10 of income producing properties and a real estate property under development as described in note 7. The significant accounting policies adopted with respect to the new real estate segment are as follows:

(a) Revenue recognition

Rental income is recognized over the term of the lease as it is earned and collection is reasonably assured. Leases with tenants have been accounted for by the Company as operating leases as substantially all of the risks and benefits of ownership have been retained by the Company. Income producing property income includes percentage participating rent and recoveries of operating expenses.

(b) Depreciation

Depreciation on buildings is provided on the sinking fund basis over the useful lives of the properties to a maximum of 30 years. The sinking fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined in relation to each property’s carrying value, remaining estimated useful life and residual value.

(c) Asset valuation

Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the amount at which a property is carried in the accounts assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition, assuming reasonable market conditions.

Real estate property under development is carried at the lower of cost and net realizable value. The cost of real estate under development includes the acquisition cost of land, pre-development expenses, interest, realty taxes and other expenses directly related to the property.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

(d) Tenant improvements and inducements

Tenant improvements are deferred and amortized on a straight-line basis over the term of the respective lease.

(e) Maintenance and repair costs

Maintenance and repair costs are expensed against operations as incurred. Planned major maintenance activities, significant building improvements, replacements and major renovations, all of which improve or extend the useful life of the properties are capitalized and amortized over their estimated useful lives.

3.  Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook section 1581, “Business Combinations”, which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of Handbook section 1581 effective January 1, 2002 did not have an impact on the Company’s consolidated financial statements.

Effective January 1, 2002, the Company adopted CICA Handbook section 3062, “Goodwill and Other Intangible Assets”. Section 3062 requires, among other things, the discontinuance of goodwill amortization. In addition, the section includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles that were previously recorded as goodwill, reassessment of the useful lives of existing recognized intangibles and the testing for impairment of existing goodwill. As of June 30, 2002, the Company completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was charged to retained earnings as of January 1, 2002 relating to the impaired goodwill of Sage Biopharma Inc. Section 3062 also requires that a reconciliation of loss from continuing operations and net loss excluding the impact of goodwill amortization be disclosed as follows:

	For the three months ended		For the nine months ended
	September 30		September 30

	2002	2001	2002	2001

Loss from continuing operations, as reported	$(7,492)	$(11,126)	$(11,096)	$(35,783)
Goodwill amortization expense	–	691	–	1,672

Loss from continuing operations, as adjusted	$(7,492)	$(10,435)	$(11,096)	$(34,111)

Adjusted loss per share from continuing operations	$(0.37)	$(0.49)	$(0.60)	$(1.58)

	For the three months ended		For the nine months ended
	September 30		September 30

	2002	2001	2002	2001

Net Loss, as reported	$(8,360)	$(12,774)	$(13,213)	$(39,304)
Goodwill amortization expense	–	691	–	1,672

Net loss, as reported	$(8,360)	$(12,083)	$(13,213)	$(37,632)

Adjusted net loss per share	$(0.41)	$(0.56)	$(0.70)	$(1.73)

Effective January 1, 2002, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments”. Section 3870 addresses the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The adoption of Handbook section 3870 did not have an impact on the Company’s consolidated financial statements. See note 6 for additional information related to stock-based compensation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

Effective January 1, 2002, the Company adopted CICA revised Handbook section 1650, “Foreign Currency Translation” which requires the immediate recognition in income of the unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The adoption of Handbook section 1650 did not have an impact on the Company’s consolidated financial statements.

4.  Consolidated subsidiaries

The Company’s principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at September 30, 2002 and December 31, 2001 are as follows:

	September 30	December 31
	2002	2001

Counsel Corporation (US)	100.0%	100.0%
Counsel Springwell Communications LLC	88.4%	88.4%
I-Link Incorporated (“I-Link”)	60.2%	60.2%
WorldxChange Corp. (“WorldxChange”)	60.2%	60.2%
Proscape Technologies, Inc. (“Proscape”)	(i)	56.5%
Sage Biopharma, Inc. (“Sage”)	(ii)	(ii)

(i)	During the three months ended March 31, 2002, the Company’s ownership interest in Proscape was significantly diluted and, as at the effective date of such dilution, the Company ceased to consolidate Proscape.

(ii)	During the three months ended September 30, 2002, the Company adopted a formal plan of disposal for Sage. Accordingly, Sage has being classified as a discontinued operation in these interim financial statements.

5.  Income producing properties

Income producing properties comprise the following properties, the majority of which were acquired in the current quarter (see note 7):

		Leaseable	%		Accumulated	Net Book
Property	Location	Area (Sq.ft.)	Leased	Cost	Depreciation	Value

Portage Place	Peterborough, Ontario	221,467	95.30%	$15,793	$45	$15,748
Southland Mall	Winkler, Manitoba	177,789	96.20%	5,956	15	5,941
Suncoast Mall	Goderich, Ontario	160,535	94.10%	6,352	18	6,334
Willowcreek Mall	Peterborough, Ontario	64,264	98.20%	3,818	10	3,808
Humboldt Mall	Humboldt, Saskatchewan	106,897	74.20%	953	3	950
1250 Steeles Ave. W.	Brampton, Ontario	45,733	100.00%	2,090	50	2,040

		776,685		$34,962	$141	$34,821

6.  Stock-based compensation

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Options are granted with an exercise price that is equal to the fair market price of the underlying stock at the date of the grant and accordingly, no compensation expense has been recognized. Had compensation expense been determined based on the fair value method at the grant dates for stock options granted on or after January 1, 2002, the Company’s results would have been as follows:

	Three months ended	Nine months ended
	September 30, 2002	September 30, 2002

Net loss:
As reported	$(8,360)	$(13,213)
Pro forma	(8,422)	(13,409)

Basic and diluted loss per share:
As reported	(0.41)	(0.70)
Pro forma	(0.41)	(0.70)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

The fair value of each stock option has been determined on the date of the grant. The weighted average fair value of a stock option with an exercise price equal to the estimated market price of a common share on the date of the grant for the three-month and nine-month periods ended September 30, 2002 was approximately $1.83 and $1.96 respectively. The fair value of the stock options was determined using the Black-Scholes option-pricing model, based on the following assumptions:

	Three months ended	Nine months ended
	September 30, 2002	September 30, 2002

Risk free interest rate	5%	5%
Expected life	6-10 years	6-10 years
Expected volatility	60%	60%
Expected dividends	–	–

Because the Company expects to make additional stock option grants, the above pro forma disclosure is not representative of pro forma effects on the financial results to be reported for future periods.

7.  Acquisitions

During the current quarter, the Company completed the acquisition of five income producing properties containing 730,952 sq. ft. of gross leaseable area and approximately 13 acres of vacant land zoned for retail development in Canada. “Real Estate” represents a new reporting segment effective this reporting period.

The purchase price amounted to $35,512 including closing adjustments of $1,040. These acquisitions were funded by the assumption of $20,007 of first mortgage debt on the properties and from cash reserves.

8.  Discontinued operations

In May 2002, the Company settled the final payment due under the definitive agreement with the purchaser regarding its disposal of its pharmaceutical products business in 2001. During the course of the settlement, the purchaser disputed certain payments regarding inventories as set out in the agreement. The Company has assessed the impact of this dispute and has written down its receivable from the purchaser. The loss from discontinued operations includes an expense of $410 net of income tax recovery of $210 related to this item.

In the current quarter of 2002, the Company adopted a formal plan of disposal for its medical products business segment. Effective October 4, 2002, the Company disposed of its interest in Sage, incurring a loss on disposition of $463, which was recognized in the third quarter. In the second quarter of 2002, the Company completed its assessment of adopting CICA 3062 – “Goodwill and Other Intangible assets”; as a result the Company recorded a $1,000 impairment in the Goodwill of its investment in Sage. In accordance with the transitional provisions this amount was charged to retained earnings as at January 1, 2002.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

A summary of the operating results for the three and nine months ended September 30, 2002 and 2001 along with the carrying value of the assets and liabilities of discontinued operations as at September 30, 2002 and December 31, 2001 is as follows:

	For the three months		For the nine months
	ended September 30		ended September 30

	2002	2001	2002	2001

Revenue	$963	$906	$3,035	$2,747

Loss before income taxes to measurement date	$(318)	$(1,648)	$(1,305)	$(3,521)
Income taxes	–	–	–	–
Non-controlling interest	–	–	148	–

Loss from operations to measurement date	(318)	(1,648)	(1,157)	(3,521)
Loss subsequent to measurement date, net of income taxes of $ nil	(550)	–	(960)	–

Loss from discontinued operations	$(868)	$(1,648)	$(2,117)	$(3,521)

	September 30	December 31
	2002	2001

ASSETS
Cash	$378	$733
Accounts receivable	1,149	4,855
Capital assets	944	1,335
Goodwill	470	1,933
Other assets	724	822

Total assets	3,665	9,678

LIABILITIES
Accounts payable and accruals	2,191	3,061
Minority interest	233	702

Total liabilities	2,424	3,763

Discontinued net assets	$1,241	$5,915

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

9.  Mortgages and loans payable

The following table is a summary of outstanding mortgage and loan obligations:

			Effective
		Maturity	Interest	Total	Total	Current	Long-term
	Currency	Date	Rate	Cdn	US	Portion	Portion

Erie Glen Manor	Cdn	Sep. 01/05	8.55%	$4,458	$2,810	$58	$2,752
Hawthorn Park	Cdn	Feb. 10/06	7.93%	7,688	4,846	102	4,744
Hudson Manor	Cdn	Sep. 01/05	8.55%	908	572	12	560
Maple City Residence	Cdn	Sep. 01/05	8.55%	932	588	13	575
Metcalfe Gardens	Cdn	Sep. 01/05	8.55%	4,600	2,900	61	2,839
Portage Place	Cdn	Mar. 1/08	7.04%	13,685	8,627	369	8,258
Southland Mall	Cdn	Sep. 01/08	7.84%	7,101	4,476	135	4,341
Suncoast Mall	Cdn	Feb. 01/08	7.10%	6,167	3,888	167	3,721
Willowcreek Mall	Cdn	Dec. 01/09	8.28%	5,283	3,331	76	3,255
1250 Steeles Ave W	Cdn	Demand	Prime+1%	2,712	1,710	8	1,702

Canadian $ denominated debt				53,534	33,748	1,001	32,747

Corporate debenture	US	Nov. 15/06	8.50%		308	11	297
WorldxChange credit line	US	Demand	6.00%		6,999	6,999	–
WorldxChange loan	US	July. 1/04	10.00%		450	235	215
I-Link loans	US	Demand	Nil		2,746	2,746	–

US $ denominated debt					10,503	9,991	512

Total					$44,251	$10,992	$33,259

10. Contingent liability

I-Link, a subsidiary of the Company, had been engaged in legal proceedings with Red Cube International AG (“Red Cube”). On July 9, 2002, an evidentiary hearing was held before a panel of arbitrators of the American Arbitration Association (“AAA”) and an award was issued in favor of I-Link effective October 7, 2002. The AAA panel dismissed all of Red Cube’s claims with prejudice and determined that it was Red Cube that had breached the agreements between the parties. The arbitration panel awarded I-Link $6.7 million in damages against Red Cube. I-Link has recorded a valuation allowance of $6.7 million to reflect uncertainty associated with collectibility of the award. The amounts awarded will be recorded as income of the Company when payment is received.

11. Segmented reporting

The Company operates in four distinguishable operating segments: communications, long distance (previously termed dial around), real estate and seniors living.

In the third quarter of 2002, the Company adopted a formal plan of disposal for Sage (medical products segment) and ceased reporting its results on a segmented basis. The Company also entered a new reportable segment, real estate, being the operation of income producing properties and the development of properties for ultimate disposition.

In the first quarter of 2002, the Company’s ownership in Proscape was significantly diluted. As at the effective date of such dilution, the Company ceased consolidation and reporting technology as a distinguishable segment. In the segmented information provided below, the former technology segment has been included in the corporate segment to the date of de-consolidation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

For the three months ended September 30, 2002:

	Communi-	Long	Real	Seniors
	cations	Distance	Estate	Living	Corporate	Total

Revenues
Canada	$–	$–	$1,486	$7,977	$–	$9,463
United States	2,213	19,643	–	102	–	21,958

	2,213	19,643	1,486	8,079	–	31,421
Cost of revenues	1,665	10,768	–	–	–	12,433
Selling, general and administration	1,528	6,234	502	7,975	3,418	19,657
Research and development	317	–	–	–	–	317
Provision for doubtful accounts	18	1,119	–	–	–	1,137
Depreciation and amortization	637	967	104	152	671	2,531

Operating income (loss)	(1,952)	555	880	(48)	(4,089)	(4,654)
Gains and other income:
Short term investments	–	–	–	–	224	224
Other	–	1,569	–	–	–	1,569
Impairments and other losses:
Short term investments	–	–	–	–	1,201	1,201
Portfolio investments	–	–	–	–	640	640
Property, plant and equipment	266	1,070	–	–	–	1,336

Operating income (loss) adjusted for other gains/ losses	$(2,218)	$1,054	$880	$(48)	$(5,706)	$(6,038)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

For the three months ended September 30, 2001:

	Communi-	Long	Real	Seniors
	cations	Distance	Estate	Living	Corporate	Total

Revenues
Canada	$–	$–	$–	$7,626	$36	$7,662
United States	5,638	21,488	–	339	225	27,690

	5,638	21,488	–	7,965	261	35,352
Cost of revenues	7,408	15,581	–	–	309	23,298
Selling, general and administration	4,052	6,016	–	7,829	2,295	20,192
Research and development	434	–	–	–	–	434
Provision for doubtful accounts	106	1,172	–	–	–	1,278
Depreciation and amortization	2,566	1,149	–	207	431	4,353

Operating income (loss)	(8,928)	(2,430)	–	(71)	(2,774)	(14,203)
Gains and other income:
Short term investments	–	–	–	–	26,861	26,861
Property, plant and equipment	–	–	–	3,373	–	3,373
Impairments and other losses:
Impairment of goodwill	8,040	–	–	–	–	8,040
Portfolio investments	–	–	–	–	8,500	8,500

Operating income (loss) adjusted for other gains/ losses	$(16,968)	$(2,430)	$–	$3,302	$15,587	$(509)

	Communi-	Long	Real	Seniors
	cations	Distance	Estate	Living	Corporate	Total

Assets by Segment
September 30, 2002	$17,798	$26,503	$38,770	$22,712	$29,038	$134,821

December 31, 2001	$23,909	$32,206	$2,433	$23,112	$52,532	$134,192

September 30, 2001	$41,694	$18,895	$—	$23,213	$87,971	$171,773

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

For the nine months ended September 30, 2002

	Communi-	Long	Real	Seniors
	cations	Distance	Estate	Living	Corporate	Total

Revenues
Canada	$–	$–	$1,639	$23,499	$802	$25,940
United States	8,249	62,754	–	290	188	71,481

	8,249	62,754	1,639	23,789	990	97,421
Cost of revenues	6,668	35,627	–	–	258	42,553
Selling, general and administration	7,235	20,067	502	23,387	7,900	59,091
Research and development	1,164	–	–	–	–	1,164
Provision for doubtful accounts	107	3,726	–	–	–	3,833
Depreciation and amortization	3,869	2,924	104	462	1,389	8,748

Operating income (loss)	$(10,794)	$410	$1,033	$(60)	$(8,557)	$(17,968)
Gains and other income:
Short term investments	–	–	–	–	27,724	27,724
Other	–	1,569	–	–	–	1,569
Impairments and other losses:
Short term investments	–	–	–	–	3,992	3,992
Portfolio investments	–	–	–	–	640	640
Property, plant and equipment	2,130	1,070	–	–	–	3,200

Operating income (loss) adjusted for other gains/ losses	$(12,924)	$909	$1,033	$(60)	$14,535	$3,493

For the nine months ended September 30, 2001

	Communi-	Long	Real	Seniors
	cations	Distance	Estate	Living	Corporate	Total

Revenues
Canada	$–	$–	$–	$22,610	$474	$23,084
United States	16,789	27,420	–	1,017	764	45,990

	16,789	27,420	–	23,627	1,238	69,074
Cost of revenues	17,766	21,193	–	–	803	39,762
Selling, general and administration	9,623	7,157	–	23,270	7,428	47,478
Research and development	1,315	–	–	–	–	1,315
Provision for doubtful accounts	1,392	1,172	–	–	–	2,564
Depreciation and amortization	5,869	1,477	–	626	1,087	9,059

Operating income (loss)	$(19,176)	$(3,579)	$–	$(269)	$(8,080)	$(31,104)
Gains and other income:
Short term investments	–	–	–	–	37,759	37,759
Portfolio investments	–	–	–	–	64	64
Property, plant and equipment	–	–	–	3,373	–	3,373
Impairments and other losses:
Write-down of investment	–	–	–	–	7,036	7,036
Impairment of goodwill	8,040	–	–	–	–	8,040
Portfolio investments	–	–	–	–	10,333	10,333

Operating income (loss) adjusted for other gains/ losses	$(27,216)	$(3,579)	$–	$3,104	$12,374	$(15,317)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (in 000’s of US dollars, except per share amounts) (unaudited)

12. Loss per share disclosures

The following is a reconciliation of the numerators and denominators used in computing basic loss per share from continuing operations.

	For the three months		For the nine months

	ended September 30 ended September 30
	2002	2001	2002	2001

Basic loss per share:
Numerator:
Loss from continuing operations	$(7,492)	$(11,126)	$(11,096)	$(35,783)
Accretion of equity component of debenture payable	(756)	(790)	(2,270)	(2,369)

Loss available to common shareholders	$(8,248)	$(11,916)	$(13,366)	$(38,152)

Denominator:
Weighted average common shares outstanding (000’s)	22,149	22,903	22,247	23,088

Basic loss per share from continuing operations	$(0.37)	$(0.52)	$(0.60)	$(1.65)

Numerator:
Net loss	$(8,360)	$(12,774)	$(13,213)	$(39,304)
Accretion of equity component of debenture payable	(756)	(790)	(2,270)	(2,369)

Loss available to common shareholders	$(9,116)	$(13,564)	$(15,483)	$(41,673)

Denominator:
Weighted average common shares outstanding (000’s)	22,149	22,903	22,247	23,088

Basic loss per share from net loss	$(0.41)	$(0.59)	$(0.70)	$(1.80)

Diluted share loss information is not provided, as the result is anti-dilutive since the Company is in a loss position.

13. Subsequent events

Effective October 4, 2002, the Company disposed of its 90.4% interest in Sage for net proceeds approximating $1,365.

On October 15, 2002 the Company and I-Link, its 60.4% owned subsidiary, entered into an Amended and Restated Debt Restructuring agreement (“Amended Agreement”), which amended a July 25, 2002 Agreement. The Amended Agreement was approved by the I-Link board of directors on October 29, 2002. Closing of the Agreement is to take place within three days after obtaining shareholder approval of certain corporate proposals which is expected to occur in the first quarter of 2003. The principal terms of the Amended Agreement are that principal and accrued interest of $26,591 owed by I-Link to the Company will be exchanged into common stock of I-Link at $0.18864 per share (representing the average closing price of I-Link’s common stock during May 2002). This will result in the issuance of 140,962,770 shares of I-Link common stock upon closing, and the Company’s equity position becoming 76.1%. The Company has made a commitment to fund I-Link as required until April 30, 2003, through long-term inter-company advances or equity contributions. In addition, the Company will fund the operations of I-Link through the date of adoption of an operating plan, which is yet to be adopted by the I-Link board of directors. The Company will reimburse I-Link for all costs, fees and expenses, in connection with the Agreement and Amended Agreement.

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE INFORMATION

COUNSEL CORPORATION

The Exchange Tower
Suite 1300, P.O. Box 435
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061
Website: www.counselcorp.com

COUNSEL SPRINGWELL

COMMUNICATIONS LLC
One Landmark Square, Suite 320
Stamford, Connecticut 06901
Tel: 203 961 9000
Fax: 203 961 9001
Website: www.counselspringwell.com

SHAREHOLDER INFORMATION

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants

TRANSFER AGENTS

& REGISTRARS
Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc.

Tel: 303 984 4034

CAPITAL STOCK

& CONVERTIBLE DEBENTURES
At September 30, 2002, there were 22,001,000 common
shares (21,904,000 at October 31, 2002) and $42,761,000
of convertible debentures outstanding.

STOCK & DEBENTURE LISTING

Counsel Corporation’s common shares are
listed on The Toronto Stock Exchange under
the symbol CXS and on The NASDAQ Stock
Market under the symbol CXSN. Its convertible
debentures are listed on The Toronto Stock
Exchange under the symbol CXS.DB.U

SHAREHOLDER

& INVESTOR CONTACT
STEPHEN WEINTRAUB
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com

ABOUT COUNSEL CORPORATION

Counsel Corporation (TSE:CXS/NASDAQ:CXSN) is a dynamic, diversified company focused on acquiring and building businesses using its financial and operational expertise in three specific sectors: communications, real estate and seniors living. Counsel’s communications platform, Counsel Springwell Communications LLC, is focused on building upon its existing communications investments, I-Link Incorporated and WorldxChange Corp., through organic growth and by acquiring substantial additional customer revenues. I-Link (OTC:ILNK.OB; www.I-Link.com) is an enhanced Internet Protocol voice and data communications service provider, and WorldxChange (www.worldxchange.com) is an international and domestic long distance service provider. Counsel’s real estate platform has a focused strategy of investing in and developing income-producing commercial properties, primarily retail shopping centres. Counsel’s seniors living platform owns five retirement homes in Canada and three nursing homes in the United States, and leases seven nursing homes in Canada.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

Counsel Corporation

By:	/s/ Allan C. Silber
Name: Allan C. Silber Title: Chief Executive Officer

Date:	December 3, 2002